UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 0-32637

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation

405 Fifth Street

Ames, Iowa 50010

REQUIRED INFORMATION

1.

Financial statements and schedule of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2015

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: First National Bank, Ames, Iowa, Trustee

By: /s/ Pamela K. Fleener
Name: Pamela K. Fleener
Title: Vice President and Senior Wealth Management Advisor

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Accounting Firm

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

Ames, Iowa

FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULES

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Ames National Corporation 401(k) Profit Sharing Plan

Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary schedule of assets (held at end of year) and schedule of delinquent participant contributions (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen, LLP

West Des Moines, Iowa

June 26, 2015

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013

CASH	$314,101	$320,911

PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE	26,864,915	24,221,915

RECEIVABLES
Contributions receivable from employer	45	43
Contributions receivable from employee	77	114
Notes receivable from participants	158,137	184,777

TOTAL ASSETS	27,337,275	24,727,760

LIABILITIES
Accounts payable	-	148

NET ASSETS AVAILABLE FOR BENEFITS	$27,337,275	$24,727,612

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2014 and 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$1,461,888	$3,144,476
Dividends	784,563	622,624
Interest	146	13,134

Total investment income	2,246,597	3,780,234

Interest income from notes receivable from participants	5,159	5,281

Contributions:
Employer	630,843	573,275
Participants	830,452	765,469
Rollovers	102,338	18,723

Total contributions	1,563,633	1,357,467

Total additions	3,815,389	5,142,982

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,203,846	2,380,193
Operating expenses	1,880	6,456

Total deductions	1,205,726	2,386,649

NET INCREASE	2,609,663	2,756,333

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	24,727,612	21,971,279

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$27,337,275	$24,727,612

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries: First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust Co., Boone, Iowa; Reliance State Bank, Story City, Iowa; State Bank & Trust Co., Nevada, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Companies). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of employment with a minimum of 500 hours of service and are age 21 or older. Employees are eligible to begin making salary deferral contributions to the Plan on January 1, or July 1, following their eligibility date and will also be eligible for the employer matching contribution at that time. To be entitled to employer nondiscretionary contributions, a participant must generally complete 1,000 hours of service during the Plan year and must be employed by the Companies on the last day of the Plan year. In addition, the Plan was amended in 2014 to provide for a Roth deferral and give predecessor employer service credit to the employees of a bank purchased by First National Bank, Ames, Iowa in 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations for 2014 and 2013. The Plan provides a matching contribution up to 3% of the participants’ compensation and a nondiscretionary contribution of 3% of the participants’ compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, each participant age 50 or older may elect to make catch up contributions subject to certain limitation as of the Internal Revenue Service. All Plan investments were participant-directed into investment options offered by the Plan.

Participant accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Companies’ matching contribution, (c) an allocation of the Companies’ nondiscretionary contribution and (d) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions and the Companies’ matching contributions and earnings thereon. Vesting in the Companies’ nondiscretionary contributions and earnings thereon is based on years of continuous service established after reaching 1,000 hours of credited service in a year. A participant is 100% vested in the Companies’ nondiscretionary contributions after three years of credited service with no vesting prior to that time.

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount. Benefits related to the nondiscretionary contribution are immediately vested on termination of service due to death, disability and normal retirement. Benefits related to the nondiscretionary contribution for other reasons are generally paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants at December 31, 2014, mature through 2024 and the interest rates (as determined by the Plan Administrator) are 2.75%. Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of notes receivable from participants for the purchase of a primary residence may exceed five years, but no longer than ten years. The notes receivable from participants are secured by the balance in the participants’ account.

Forfeited accounts

The forfeitures are used to reduce future contributions from the Companies. During the years ended December 31, 2014 and 2013, forfeitures from nonvested account balances reduced Companies’ contributions each year by approximately $1,000 and $5,000, respectively. At December 31, 2014 and 2013, forfeited nonvested account balances totaled approximately $6,000 and $1,000, respectively. These accounts will be used to reduce future contributions from the Companies.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31. Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

Cash is recorded at cost, which approximates fair value, and is pending allocation to participant accounts.

Investments

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

Notes receivable from participants

Notes receivable from participants are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent and unpaid notes receivable are reclassified as a distribution against the participant’s vested balance.

Payment of benefits

Benefits are recorded when paid.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 – FINANCIAL INSTRUMENT RISK

The Plan maintains all its cash in a deposit account at the Plan trustee, which at times, may exceed federally insured limits. Management believes the Plan is not exposed to any significant credit risk on its cash.

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Companies. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 5 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets as of December 31:

	2014	2013

Vanguard Balanced Index Institutional Fund	$9,381,427	$8,550,931
Ames National Corporation, Common Stock	2,205,082	1,933,914
Vanguard Mid-Cap Index	1,819,922	1,553,741
Vanguard Small-Cap Index	1,509,212	1,514,868
Vanguard 500 Index	1,486,442	*
Vanguard Target Retire 2025	1,435,145	*

* Balance less than 5% of the Plan's net assets

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in fair value for the years ended December 31, 2014 and 2013 as follows:

	2014	2013

Mutual Funds	$1,146,149	$2,432,404
Separately Managed Trust Account	-	680,471
Common Stock Fund	315,739	31,601

Net appreciation in fair value of investments	$1,461,888	$3,144,476

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2014 and 2013, the Plan held 85,007 and 86,374 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $2,205,082 and $1,933,914, respectively. At December 31, 2014 and 2013, the Plan also held cash totaling $314,101 and $320,911 at the Plan trustee.

The Plan sold or distributed 3,710 shares for $96,165 during the year ended December 31, 2014. The Plan purchased 2,343 shares for $51,594 during the year ended December 31, 2014. The Plan sold or distributed 13,784 shares for $289,086 during the year ended December 31, 2013. The Plan purchased 2,241 shares for $46,960 during the year ended December 31, 2013. All assets are held through trust agreement by the Plan trustee, who is also a party-in-interest.

NOTE 7 – FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or, inputs derived principally from or can be corroborated by observable market data by correlation or other means.

If the asset or liability has a specified term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account: Valued at cost, which approximates fair value.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the balances of assets measured at fair value by level as of December 31:

2014
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Indexed funds	$14,845,442	$-	$-	$14,845,442
Target maturity funds	4,329,208	-	-	4,329,208
Other funds	4,961,033	-	-	4,961,033
Money market fund	473,726	-	-	473,726
Total mutual funds	24,609,409	-	-	24,609,409

Common stock fund:
Ames National Corporation, common stock	2,205,082	-	-	2,205,082
Money market account	-	50,424	-	50,424
Total common stock fund	2,205,082	50,424	-	2,255,506

Total investments at fair value	$26,814,491	$50,424	$-	$26,864,915

2013
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Indexed funds	$13,476,962	$-	$-	$13,476,962
Target maturity funds	3,787,245	-	-	3,787,245
Other funds	4,613,116	-	-	4,613,116
Money market fund	361,720	-	-	361,720
Total mutual funds	22,239,043	-	-	22,239,043

Common stock fund:
Ames National Corporation, common stock	1,933,914	-	-	1,933,914
Money market account	-	48,958	-	48,958
Total common stock fund	1,933,914	48,958	-	1,982,872

Total investments at fair value	$24,172,957	$48,958	$-	$24,221,915

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 8 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participants will become 100% vested in their accounts.

NOTE 9 - TAX STATUS

The determination letter received for the Plan prototype document was dated March 31, 2014. In this letter, the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax. The Plan has not applied for its own determination letter. The prototype plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for the years prior to 2011.

The Department of Labor initiated a review of the Plan in 2013. The review of the Plan has not been completed as of December 31, 2014.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 11 – NON-EXEMPT TRANSACTIONS

The Company failed to remit employee 401(k) deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor. This is deemed a prohibited transaction in accordance with ERISA and the Internal Revenue Code. The Company has corrected the prohibited transaction by depositing the lost earnings, filing the required Form 5330 with the Internal Revenue Service and paying the appropriate excise tax.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 12 – SUBSEQUENT EVENTS

In preparing these financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure through June 26, 2015, the date the financial statement were issued.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY SCHEDULES

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4a, SCHEDULE OF DELIQUENT PARTICIPANT CONTRIBUTIONS

Plan #002 EIN # 42-103907

December 31, 2014

Participant	Total that Constitute Nonexempt			Total Fully
Contributions	Prohibited Transactions			Corrected
Transferred				Under
Late to Plan				VFCP and
PTE 2002-
Check here if	Contributions	Contributions	Contributions	51
Late to Plan	Not	Corrected	Pending
Participant	Corrected	Outside	Correction in
Loan		VFCP	VFCP
Repayments
are included:

$31,129	$-	$31,129	$-	$-

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan #002 EIN # 42-103907

December 31, 2014

	(b)			(e)
	Identity of issuer, borrower,	(c )	(d)	Fair
(a)	lessor, or similar party	Description of investment	Cost	Value

*	Assets held by First National Bank, Ames, Iowa, as Trustee

	American Europacific Growth R6	Mutual fund	**	$692,964
	American Funds Capital Income Builder R6	Mutual fund	**	290,904
	American Funds Growth Fund of America R6	Mutual fund	**	1,131,577
	American Funds Income Fund R6	Mutual fund	**	359,237
	Davis NY Venture A	Mutual fund	**	748,000
	Oppenheimer Developing Markets	Mutual fund	**	868,849
	PIMCO Total Return P	Mutual fund	**	74,510
	Vanguard 500 Index	Mutual fund	**	1,486,442
	Vanguard Balanced Index Institutional Fund	Mutual fund	**	9,381,427
	Vanguard Bond Index	Mutual fund	**	271,031
	Vanguard Develop Markets Index	Mutual fund	**	254,155
	Vanguard Mid-Cap Index	Mutual fund	**	1,819,922
	Vanguard Prime Money Market Index	Mutual fund	**	473,726
	Vanguard Small-Cap Index	Mutual fund	**	1,509,212
	Vanguard Target Retire 2015	Mutual fund	**	501,572
	Vanguard Target Retire 2025	Mutual fund	**	1,435,145
	Vanguard Target Retire 2035	Mutual fund	**	1,123,380
	Vanguard Target Retire 2045	Mutual fund	**	656,312
	Vanguard Target Retire 2055	Mutual fund	**	94,245
	Vanguard Target Retire Income	Mutual fund	**	518,554
	Vanguard Total Stock Index	Mutual fund	**	48,744
	Washington Mutual Investors R6	Mutual fund	**	869,501
	Total			24,609,409

*	Ames National Corporation, common stock	Common stock fund	**	2,205,082
	Schwab money market account	Common stock fund	**	50,424
	Total			2,255,506

*	Notes receivable from participants	Interest rates of 2.75% and maturity dates from January 2015 through May 2024.		158,137

	Total			$27,023,052

*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore, is not included